December 4, 2023

VIA EDGAR

Thomas Jones

Division of Corporation Finance

Office of Manufacturing

Re:	Re: Avvenire Electric Vehicle International Corp. Amendment No. 2 to Form 1-A Filed November 16, 2023 File No. File No. 024-12330
REQUEST FOR ACCELERATION OF QUALIFCATION

Dear Mr. Jones:

Avvenire Electric Vehicle International Corp. (the “Registrant”) hereby requests acceleration of the qualification date of its Offering Statement on Form 1-A, as amended (File No. 024-12330), filed on November 16, 2023, so that it may become qualified before 4:00 p.m. Eastern Time on December 5, 2023, or as soon as practicable thereafter.

The Registrant hereby authorizes Arden Anderson, Esq., of Dodson Robinette PLLC, to orally modify or withdraw this request for acceleration. We request that we be notified of such qualifying by a telephone call to Ms. Anderson at (940) 205-5180.

Best Regards,

Avvenire Electric Vehicle International Corp.

/s/ Aldo Baiocchi
Aldo Baiocchi
CEO